

Mail Stop 3720

June 4, 2007

Peter Lurie, Esq.
Secretary
Virgin Mobile USA, Inc.
10 Independence Boulevard
Warren, NJ 07059

> **Re:** **Virgin Mobile USA, Inc.**
> **Form S-1**
> **Filed May 1, 2007**
> **File No. 333-142524**

Dear Mr. Lurie:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. It appears that Sprint Nextel and the Virgin Group will be selling shareholders in this underwritten offering of Class A shares issued to them immediately prior to this offering in connection with your reorganization. Please identify these entities as underwriters of the shares they are offering or, in your response letter, provide an analysis supported by the facts as to why you believe they would not be underwriters.

2. We note a significant number of blank spaces throughout your registration statement for material information that you are not entitled to omit under Rule 430A, such as the anticipated price range, your unaudited pro forma financial information, the principal amount of securities to be offered, the number of shares beneficially owned by the principal and selling stockholders prior to the offering

and information relating to your reorganization. Please note that we will need additional time to review this information when it is included in an amendment and may have additional comments once you have provided this disclosure.

3.   We also encourage you to file all exhibits with the next amendment to your Form S-1, including, but not limited to, the legality opinion, underwriting agreement, the agreements governing the reorganization transactions, the stockholders' agreement, the tax receivable agreements, the partnership agreement, the agreements with Sprint and your new senior secured credit facility. We may have additional comments upon review of those documents. Furthermore, we remind you to provide us with sufficient time to review any requests for confidential treatment submitted in connection with the filing of your exhibits.

Cover Page

4.   Revise to quantify the net proceeds to Virgin Mobile and the selling shareholders, or alternatively, include a footnote to quantify the total expenses that your company will incur in connection with the offering by your company and the selling shareholders. See Regulation Item 501(b)(3).

Basis of Presentation, page ii
Market and Industry Data and Forecasts, page iii

5.   Please re-position these sections so that your prospectus summary immediately follows your prospectus cover page and table of contents.

6.   Please provide us with marked copies of any materials that support data and forecasts based on third-party reports, such as those prepared by the Yankee Group, The Intelligence Group, Market Strategies, Inc., Gallagher Lee Brand Tracking, and Current Analysis, Inc., and include clear cross-references to the factual support underlying each of the statements based on third-party materials. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party. Also, please provide factual support for your assertion that you are a "leading" provider of wireless communications services.

Prospectus Summary, page 1

7.   Please revise your summary disclosure to ensure it provides a balanced picture of your financial condition and the offering, including a brief discussion of the following:

- your net losses and accumulated deficit, which you should disclose where you disclose your revenues;
- your liquidity shortfall occurring because of an event of default in the fourth quarter of 2005, resulting in your inability to make timely payments to Sprint Nextel under the PCS services agreement;
- the fact that most of your losses have been financed by debt rather than equity, with total debt equaling approximately $553 million as of December 31, 2006.
- challenges associated with your method of business, such as the ease with which customers can terminate their services with you and transfer to other service providers, your reliance on Sprint Nextel and the potential for your costs under your PCS agreement to increase due to a cost plus margin arrangement;
- the substantial amount of payments you will make to Sprint Nextel in connection with the tax receivables agreement;
- the extent to which you will compete with other similar companies, such as Boost Mobile, a subsidiary of Sprint Nextel;
- the dilution to investors in your Class A common stock when limited partnership interests are exchanged for Class A common stock and the Class A shares are sold into the market (as well as when you issue Class A common stock to the Virgin Group in connection with the tax receivables agreement); and
- the use of the proceeds from the initial public offering of your Class A common stock to compensate Sprint Nextel for selling a percentage of the limited liability company interests in Virgin Mobile USA, LLC, as well as to compensate your related parties and one of the underwriters in connection with the retirement of your Subordinated Secured Revolving Credit Facility;

8.   Please revise to decrease the length of your summary. Your summary should provide a clear, concise, balanced and accurate description of the most material aspects of you and your offering. Much of the disclosure you currently include is too detailed for the summary and is more appropriate for discussion in the Business section. For example, consider eliminating or substantially reducing the discussion of your business strengths and strategy, which is more appropriate for your business section. Also reduce the summary of the reorganization transactions to the most material aspects of the reorganization from the standpoint of investors in your Class A common stock. For example, rather than summarizing the legal mechanics of the transaction, highlight the business and other reasons for the complicated structure, the effect the reorganization will have on the ownership and control of the registrant and its operating partnership, the impact of the resulting structure on shareholders' rights, the impact of sharing tax benefits with Sprint Nextel and the Virgin Group, the possible dilution to investors in Class A common stock, etc. These are just examples. We may have further comments once you have revised and reduced your summary.

Reorganization Transactions, page 7

9.   In your response letter, tell us why you structured the consideration to be paid to Sprint Nextel for its interest in Virgin Mobile USA, LLC to consist of,

- Class A common shares that Sprint Nextel will sell for cash in the offering, and

- cash paid from the net proceeds from your sales of Class A common stock in the offering.

Risks Related to Our Class A Common Stock and this Offering, page 30

"We may be required to make payments to the underwriters…", page 33

10.   We note that you have agreed to indemnify the underwriters for the failure of participants in the directed share program to pay for and accept delivery of the shares they have agreed to purchase. In light of this indemnification obligation, tell us in your response letter why you believe that the offering is being made on a firm commitment basis.

Unaudited Pro Forma Financial Information, page 40

11.   We will continue to review your pro forma financial statements once they are completed. We may have further comments regarding the adjustments relating to your reorganization transactions, the refinancing, and the offering.

12.   We note that you will treat the reorganization transaction as a reorganization of entities under common control. It is unclear to us why you state that Bluebottle USA Investments L.P., VMU GP, LLC, and Virgin Mobile USA, LLC are entities under common control. In this regard, we note that Sprint Nextel does not control Bluebottle USA Investments L.P and its subsidiaries VMUI, Inc. and Bluebottle USA Holdings L.P. prior to the transaction. Please clarify your statement and your basis for this accounting treatment.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 46

13.   Refer to adjustment (e). We note that Virgin Mobile, USA will incur taxes on your proportionate share of any net taxable income of Virgin Mobile USA, L.P, which will be allocated to the partners pro rata in accordance with their respective partnership units. This statement appears inconsistent with your disclosure on page 9 that you will be allocated a disproportionate share of taxable income with respect to your interest in Virgin Mobile USA, L.P. Please revise this disclosure to clarify or advise.

14.   Refer to adjustment (g). Explain for us in more detail how you applied the guidance in SFAS 128 and EITF 03-6 in determining that you are not required to present separate earnings per share information for the Class B common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

15.   The Commission's Interpretive Release No. 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," located on our website at http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please consider expanding your discussion of any known trends or uncertainties that could materially affect your results of operations in the future, such as:

- the decrease in your net customer additions over the fiscal years ended December 31, 2004 through December 31, 2006;
- whether you anticipate that trends in ARPU, CCPU and CPGA will continue;
- the amount of debt that you will incur in connection with your reorganization, as well as the additional debt you may be required to incur if you are unable to meet your obligations under the tax receivables agreement with Sprint Nextel;
- the fact that third-party PCS affiliates have the right, in July 2008, to stop permitting new customers to activate services in their regions, and also have the right (under certain circumstances) to stop providing services to your customers; and
- the continuing obligations you will owe to your related parties, including the payments you will be required to make under the PCS services agreement, the trademark license agreements, and the master services agreements.

16.   We note your expectation that the per-minute rate paid to Sprint Nextel will decrease as the number of your customers and the volume of minutes you purchase increases over time. Revise to clarify whether the converse is also true, i.e., whether you will be required to pay a higher per-minute rate to Sprint Nextel as the number of your customers decreases over time. In this regard, we refer you to your disclosure on page 58 that the net customer additions have decreased over a three-year period and that the churn rate has increased over the same three-year period.

Critical Accounting Policies and Estimates, page 55

Inventory, page 56

17.   We note that you typically sell your handsets for less than their book value and that you expense the costs of the handset at the time of sale. Tell us your consideration of ARB 43, Chapter 4, Statement 5, in determining this accounting policy.

Results of Operations, page 58

Key Performance Metrics, page 58

18.   Please clarify how you calculate churn. For example, explain how you calculate the weighted average number of customers. In addition, clarify, if true, that you are presenting average monthly churn. Furthermore, please provide an expanded discussion of why you include customers based on a period of 150 days of inactivity, rather than a shorter period (such as 90 days). In this regard, clarify how your calculation of your number of customers and rate of churn are affected by your use of a 150 day cut-off rather than a shorter period of time.

19.   Since you present a measure labeled as "Adjusted EBITDA" as a measure of operating performance, it is generally not appropriate to exclude "Depreciation and amortization," "Interest expense," "Non-cash compensation expense," "Equity issued to a member," and "Debt extinguishment costs" since these charges are recurring. Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at: <http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm>. If you present a non-GAAP measure that excludes these recurring charges, you must provide detailed disclosures why management believes a performance measure that excludes these recurring charges is useful. Your discussion should, at a minimum, disclose the following:

- the manner in which management uses the non-GAAP measure to conduct or evaluate the business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss); and
- the manner in which management compensates for these limitations when using the non-GAAP financial measure.

        Revise your presentation here and throughout the filing as appropriate.

Liquidity and Capital Resources, page 68

20.   Revise to clarify whether your cash from borrowings will be sufficient to fund
        your operations, anticipated capital expenditures and debt repayment obligations
        for the next twelve months. Please also provide a discussion regarding the
        company's ability to meet its long-term liquidity needs. Note that we consider
        "long-term" to be the period in excess of the next twelve months. See
        Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

Liquidity, page 70

Credit Facilities, page 70

21.   Revise to quantify, if possible, the mandatory prepayments you estimate you may
        be required to make as a result of receiving proceeds from your initial public
        offering. Define the term "excess cash flow" and disclose how the proceeds from
        this offering would come within that definition. Clarify whether these
        prepayments will be in addition to the payments you make to the lenders under
        the existing credit facility in connection with the retirement of that facility and the
        entry into a new senior secured credit facility and revolving line of credit, and
        disclose when (i.e., in which quarter of your fiscal year) you anticipate making the
        mandatory prepayments.

22.   We note that because of an event of default occurring in the fourth quarter of
        2005, you did not have access to your revolving credit facility and were unable to
        make required payments under your PCS services agreement with Sprint Nextel—
        an agreement that forms the core of your operations. Expand your discussion in
        this section to analyze, in greater detail, the borrowings you will make under your
        new credit agreements, and how the funds you will receive from those borrowings
        (less the funds from your credit facilities you will use to retire your existing
        revolving credit facilities) will be used to fulfill your obligations under your
        various agreements with Sprint Nextel and the Virgin Group. See Section IV.A
        of Release No. 33-8350. For example, identify each of the agreements with
        Sprint Nextel and the Virgin Group that will require payments you plan on
        financing with your borrowings under the new credit facilities. Analyze the
        extent to which an event of default under your new credit facilities would impact
        your ability to make payments under your agreements with your related parties.

23.   We note your cross-reference to the detailed summary of the terms of your
        existing credit facilities. However, the summary appears to focus on general
        descriptions of, for example, the covenants restricting your ability to incur
        additional indebtedness, as well as certain financial covenants you are required to
        maintain. Please note the Commission's statement that if "covenants limit, or are
        reasonably likely to limit, a company's ability to undertake financing to a material

extent, the company is required to discuss the covenants in question and the consequences of the limitation to the company's financial condition and operating performance." See Section IV.C of Release No. 33-8350. If appropriate, revise to quantify the minimum working capital, net service revenue, and fixed charge coverage ratio, as well as the maximum consolidated leverage ratio that you are required to maintain under your existing credit facility and new credit facility. Disclose how each of those covenants is defined. Disclose your working capital, net service revenue, fixed charge coverage ratio, and consolidated leverage ratio as of March 31, 2007. Quantify the other material restrictions on your ability to, for example, incur or repay additional indebtedness, make capital expenditures, or sell assets.

Contractual Obligations, Commitments and Contingencies, page 71

24.   Please consider providing another table giving effect on a pro forma basis to your reorganization and the offering to the extent that the current table does not materially reflect your debt obligations and cash flows going forward.

Business, page 77

Sales and Distribution, page 82

25.   We note your disclosure that sales through your third party retail distribution channels represented approximately 97% of your total sales revenues and that your four largest distribution partners accounted for a substantial majority of your sales. Please disclose any distribution partners that accounted for more than 10% of your sales revenues in your last fiscal year and any interim period. Refer to Regulation S-K Item 101(c)(1)(vii). In addition, discuss your reliance on these distribution partners and any trends in this regard in your management's discussion and analysis.

Customer Care, page 85

26.   We note your list of awards on page 85. Please briefly explain the criteria and other methods used in conferring the awards. For example, clarify how the third parties chose the companies and/or services for the awards. As another example, explain whether you were independently chosen or whether you submitted yourself for the awards. In addition, clarify whether you hired Market Strategies Inc. to conduct the surveys whose results you cite.

Management, page 94

Directors and Executive Officers, page 94

27.   It appears that you intend to identify the other directors who will serve on your
        board of directors when the board's size is expanded to ten seats. Please tell us
        when you expect to disclose your future board member's identities and, as
        applicable, to file each person's consent to be so named. See Rule 438 of
        Regulation C.

Composition of the Board…, page 95

28.   Explain the controlled company exception in clear language.

Director Compensation, page 97

29.   So that readers may better understand the material factors of your director
        compensation, please explain how you chose the cash and restricted stock values
        to be paid to your directors.

Compensation Discussion and Analysis, page 97

30.   We note your reliance on numerous acronyms and abbreviated terms, such as
        LTV, CPGA, AIP, SIP, and ARPU, that make portions of your compensation
        discussion and analysis more difficult to follow. Please consider explaining these
        terms and reducing their use to make your discussion easier to understand.

Executive Compensation Philosophy and Objectives, page 97

31.   We note your disclosure on page 97. Please identify the specific elements
        benchmarked, including whether you benchmarked total compensation. So that
        investors may understand the kind of benchmarking information you used in
        determining annual executive compensation, identify all of the "companies in
        related industries of comparable size and organizational structure" against which
        you benchmarked your individual compensation packages. Also identify each
        company's respective industry. See Regulation S-K Item 402(b)(2)(xiv).

32.   We note your reference to "certain" incentive compensation that is tied to metrics
        "such as" those listed. Please identify the specific incentive compensation and all
        of the metrics used to determine that compensation.

33.   With regard to the market data provided by Towers Perrin, identify the type of data provided to the board, disclose how the data factored into the compensation committee's decisions about the elements of compensation and the amount of each element to be awarded in 2006 to each of the named executive officers, and identify the financial periods for which the compensation committee called upon Towers Perrin "to determine or recommend the amount or form of our executive and director compensation." Also revise to disclose whether you intend to use Towers Perrin to assist the compensation committee in setting compensation levels in the future.

Elements of Compensation, page 98

34.   Please revise your disclosure to specifically discuss the compensation awarded to, earned by, or paid to your named executive officers. Your current discussion only appears to discuss the material terms of your compensation plans for all eligible employees.

35.   When discussing each element of your named executive officers' compensation, please provide a more detailed analysis of how the company determined the amount of each element to pay to the named executive officers in 2006. See Regulation S-K Item 402(b)(1)(v). For example, disclose, in greater detail, how each of "executive responsibilities, training and experience, along with competitor compensation data and market demand" specifically factored into the board's calculation of each named executive officer's base salary. Clarify how you calculated the annual bonus that was paid to each of your named executive officers in 2006, based on the factors discussed in your summary of the Annual Incentive Plan. Disclose how you define "individual performance and an employee's value to us" when determining the amount to be awarded under the 2006 SAR Plan. These are merely examples. You should revise your Compensation Discussion and Analysis to not only explain the elements of executive officer compensation, but to also analyze how those elements are calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation. Furthermore, for all of your performance-based compensation elements, clarify what goals and targets were exceeded, achieved or underachieved for each named executive officer and how the performance results for each element support the compensation.

36.   Quantify the specific target levels for each of the performance criteria you discuss in this subsection. See Regulation S-K Item 402(b)(2)(v). If you do not disclose this information, provide us in your response letter with an analysis as to how the information should be afforded confidential treatment because it causes you competitive harm. See Instruction 4 to Regulation S-K Item 402(b). Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it will be for the executive or how likely it will

be for you to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Regulation S-K Item 402(b).

Similarly address the undisclosed company performance target and threshold levels in the following subsection regarding long-term incentive compensation.

37. With respect to your summary of the 2005 Debt Bonus Plan, please further discuss the purpose of this plan, clarify how it fits into your overall compensation objectives, and address the specific amounts awarded under the plan.

38. Please provide a discussion of actions regarding executive compensation that were taken after your fiscal year end. In this regard, we note that Mr. Schulman was granted restricted stock units as of February 14, 2007. We also note that you intend to grant non-qualified stock options to management under the Omnibus Share Plan upon consummation of this offering. See Instruction 2 of Regulation S-K Item 402(b).

39. Discuss why the dollar value of option awards to Jonathan Marchbank are significantly higher than the option awards to the other executive officers listed in the summary compensation table. Also discuss the retention and sign-on bonuses awarded to specific named executive officers.

40. Revise to discuss, in greater detail, the June 2006 options repricings. Also explain the option exercise prices disclosed in the tables on pages 104 through 105 and clarify whether (and how) those exercise prices will be adjusted to show their corresponding values under your new corporate structure so that readers may compare the exercise prices to the offering price of your common stock.

Certain Relationships and Related Transactions, page 110

41. We note your disclosure regarding your written policies for approval of related party transactions. Please expand your disclosure to discuss the standards applied under these policies. Also clarify whether these policies were applied to your reorganization transactions. See Regulation S-K Item 404(b).

Underwriting, page 136

42. We note your statement that an unidentified entity may consent to the release of the securities subject to the 180 day lock-up period. Revise to disclose what factors the unidentified entity will use in any determination to release the shares subject to the lock-up, and indicate any current intention to release those shares. Furthermore, disclose how many shares are subject to the lock-up.

Virgin Mobile USA, LLC Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

Use of Estimates, page F-7

43.   You state that breakage revenue is one of your most significant estimates. Tell us and disclose your policy for recognizing breakage revenue. In this regard, we note at page 55 that you recognize revenue from Top-Up cards that have not been used to replenish a customer's account upon expiration, which is one year from the date of purchase. Clarify the instances in which you recognize revenue prior to expiration and your methodology for determining breakage revenue.

Payments to Customers/Resellers, page F-9

44.   We note that you make payments to retail partners for cooperative advertising and commissions. Please address the following items:

- describe your commission structure for us in more detail, including the nature of the activities for which you pay commissions;
- tell us the identifiable benefits that you receive from these payments and how you determine the fair market value of these benefits under EITF 01-9;
- we also note at page 55 that you pay commissions to retailers upon the sale of Top-Up cards to customers. Tell us how you applied the guidance in EITF 01-9 in determining how to classify these commissions;
- tell us whether you pay commissions to retailers for the sale of handsets; and
- in addition, tell us whether your retailers incur losses on the sale of handsets to end customers. In this regard, describe for us in more detail your price protection arrangements and the circumstances under which you make such reimbursements. Tell us whether the retailers are responsible for establishing the price at which they sell their handsets to end customers.

Accounting for Share-Based Awards, page F-10

45.   You state that, as a result of the deemed modification made in July 2005, all share-based awards were subject to the provisions of SFAS 123R and that there was no incremental value required to be recognized in the financial statements. Clarify whether you recognized any expense associated with these awards subsequent to the modification.

Note 6. Debt, page F-15

46.   We note that your third party credit agreement and related party subordinated credit agreement have provisions whereby you may be required to make

mandatory prepayments. Considering that one of the requirements that would trigger mandatory prepayments is the generation of excess cash flows, tell us why you believe that this debt should be classified as a non-current liability in your balance sheet.

Note 7. Members' Capital, page F-17

47.   We note that you issued equity units to a member in 2005 and 2006 for royalties earned in 2004, 2005 and 2006. Based on your disclosure at pages 62 and 64, it appears that you recorded these issuances as reductions to net equipment revenue. Describe for us in more detail the nature of these transactions and your basis for your accounting treatment.

Note 8. Share-Based Awards, page F-18

48.   We note that you refer to an independent valuation. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and include the consent of the expert in your Form S-1. If you decide to delete your reference to the third party expert, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please revise to comply.

49.   Please revise your stock option footnote to disclose the following information for share-based instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:

  *   for each grant date, the number of options or other instrument granted, the exercise price, the fair value of the member units, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts);
  *   whether the valuation used to determine the fair value of the member units was contemporaneous or retrospective; and
  *   if the valuation specialist was a related party, a statement indicating that fact.

        For grant dates during the one year period preceding the most recent balance sheet date and through the date of your response, provide us with the following information. In addition, if you did not obtain a contemporaneous valuation performed by an unrelated valuation specialist, please revise MD&A to disclose the following:

- for each option grant date (not aggregated by month or quarter), tell us the exercise price, the fair value of the member units, and the fair value of the option;
- for outstanding stock appreciation awards, the fair values of the member units, as determined for purposes of valuing these awards during the year ended December 2006 and the subsequent interim period;
- a discussion of the significant factors, assumptions, and methodologies used in determining fair value;
- a discussion of each significant factor contributing to the difference between the fair value of the member units as of the date of each grant for the options or valuation date for the stock appreciation rights and the estimated IPO price of the common stock of Virgin Mobile USA, Inc.; and
- the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

50. Please describe for us in more detail the modifications you made in June 2006 to all option awards granted prior to January 1, 2006. Clarify the modified terms, whereby the option holders could engage in a cashless exercise and you could have been required to make cash payouts subject to the attainment of certain performance goals. Tell us how you applied the guidance in SFAS 123R in determining how to account for these modifications.

<p style="text-align:center">*   *   *   *</p>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Derek B. Swanson, Attorney-Adviser, at (202) 551-3366, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Michele M. Anderson
FOR Larry Spirgel
Assistant Director

cc: Joseph H. Kaufman, Esq.
        Simpson Thacher & Bartlett LLP
        Via Facsimile: (212) 455-2502